UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 000-19119

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

 CEPHALON, INC. 401(k) PROFIT SHARING PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CEPHALON, INC.

41 Moores Road

 Frazer, Pennsylvania 19355

(610) 344-0200

REQUIRED INFORMATION

                    The Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Cephalon, Inc.

401(k) Profit Sharing Plan

Financial Statements as of and for the years ended

December 31, 2005 and 2004 and

Supplemental Schedule as of

December 31, 2005

Cephalon, Inc.

401(k) Profit Sharing Plan

Table of Contents

December 31, 2005 and 2004

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974, as amended (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

Cephalon, Inc. 401(k) Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA

June 21, 2006

Cephalon, Inc.

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value	$93,014,728	$68,746,402

Receivables:
Participant contributions	443,591	364,067
Employer contributions	791,518	740,388
Total receivables	1,235,109	1,104,455

Net assets available for benefits	$94,249,837	$69,850,857

The accompanying notes are an integral part of these financial statements.

Cephalon, Inc.

401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2005 and 2004

	2005	2004
Additions:
Net appreciation in fair value of investments	$4,690,904	$5,082,698
Interest income	64,864	41,802
Dividend income	2,976,157	1,242,862
Total investment income	7,731,925	6,367,362

Participant contributions	12,844,228	9,410,306
Employer contributions	8,568,465	6,355,120
Total contributions	21,412,693	15,765,426

Total additions	29,144,618	22,132,788

Deductions:
Benefits paid to participants	4,738,448	2,472,016
Administrative fees	7,190	750
Total deductions	4,745,638	2,472,766

Assets transferred in	—	4,553,785

Net increase in net assets available for benefits	24,398,980	24,213,807

Net assets available for benefits:
Beginning of year	69,850,857	45,637,050

End of year	$94,249,837	$69,850,857

The accompanying notes are an integral part of these financial statements.

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.    Description of Plan

The following description of the Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Cephalon, Inc. and subsidiaries (“Cephalon” or the “Company”) established the Plan effective January 1, 1990.  The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “IRC”), and is subject to the provisions of the ERISA.

Eligibility and Participation

The Plan is a defined contribution plan covering all full-time U.S. employees of the Company age 21 or older.  Eligible employees may enroll on the first day of employment.

Following the Company’s acquisition of all of the outstanding capital stock of CIMA LABS INC., the Plan was amended and restated effective November 1, 2004, to allow the merger of the CIMA LABS INC. 401(k) Retirement Plan (the “CIMA Plan”) into the Plan.  As a result, assets totaling $4,553,785 from the CIMA Plan were sold on November 19, 2004 and merged with and into the Plan on November 22, 2004.

Administration of the Plan

The Company is the Plan administrator. Additionally, the Company is the named fiduciary of the Plan, as well as the Plan sponsor, as defined by ERISA. The Company has delegated the responsibility for the review of investment performance and the selection of investment options for the Plan to an Investment Committee.  The Investment Committee operates under a written charter and consists of Company employees who are not compensated for services rendered.

Contributions

Participants are permitted to contribute up to 20 percent of their eligible annual pre-tax compensation up to established federal limits.  In 2005 and 2004, the Company made a discretionary matching contribution equal to 100 percent of the employee elected salary deferral up to 6 percent of eligible compensation.

Participants in the Plan who are age 50 and older are permitted to make additional salary deferral contributions that will qualify as “catch-up” contributions under the Economic Growth and Tax Relief Reconciliation Act of 2001. These catch-up contributions are not eligible for Company matching contributions.

The Company may also contribute an annual discretionary profit sharing contribution.  No discretionary profit sharing contributions have been made to the Plan through December 31, 2005.  On November 1, 2004, the Plan was amended to provide that profit sharing contributions may be made to the Plan on a purely discretionary basis, as opposed to being dependent on whether Cephalon has profits. Profit sharing contributions will be made 100% in cash.

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

Company Stock

Participants may direct up to 20 percent of their contributions to purchase shares of the Company Stock fund in the Plan.

Participant Accounts

A participant may direct his or her contributions to various investment options offered by the Plan. The Plan currently offers 22 mutual funds, a Company stock fund and a brokerage fund option as investment options for participants. Each participant’s account is credited with the participant’s elective contribution and allocations of (a) employer matching contribution, (b) investment earnings, net of investment expenses, (c) the Company’s profit sharing contribution, if applicable and (d) credited with administrative expenses, if applicable.  Allocations are based on participant compensation or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures

Participants are immediately fully vested in their contributions plus actual earnings thereon and in all Company matching contributions made to the Plan on their behalf.  Effective November 1, 2004, discretionary profit sharing contributions, if any, will be fully vested (non-forfeitable).  Prior to November 1, 2004, the Plan stated that the vesting of any discretionary profit sharing contributions would occur over a four year period and, in the event of a Plan termination, would then have vested fully.  No discretionary profit sharing contributions have been made to date.

During 2004, forfeited funds that stemmed from unvested employer contributions of former employees were returned to the Plan assets and were used to reduce the employer matching contributions by $16,135 with $2,897 remaining in Plan assets at December 31, 2004. No forfeiture amounts remained in the Plan assets at December 31, 2005.

Loans to Participants

Active participants may borrow a minimum of $1,000 and up to the lesser of $50,000 or 50 percent of their account balance. The interest rate for participant loans is the quarterly prime rate at the time of the inception of such loan plus 1 percent.  Participant loans are secured by the remaining balance in the participant’s account. As of December 31, 2005 and 2004, loans outstanding had interest rates ranging from 5.0% to 9.5% and 5.0% to 10.5%, respectively.  Loans are repaid via payroll deductions with a portion of such withholding designated as principal repayment and a portion as interest.  No loan repayment period may exceed five years, unless such loan was used to acquire the participant’s principal residence, in which case the Plan administrator may extend the period of repayment.

In the event of termination of employment, a participant’s loan must be repaid in full or it will be treated as a distribution.

Distributions to Participants

Upon termination of service, participants are eligible for a distribution of Plan benefits.  Benefits are paid in the form of a single lump-sum amount or may be rolled over to a qualified retirement plan.  Benefits representing the vested portion of Company Stock are paid in the form of Company Stock, if requested.

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

Effective November 1, 2004, the Plan was amended to allow a participant to elect to receive a distribution of his or her account balance if the participant experiences a total disability regardless of their employment status.  Participants may also make withdrawals for any reason after attaining age 59-1/2.

In the event of financial hardship (as defined in the Plan) and, if authorized by the Plan administrator, participants may withdraw money from their Plan accounts while they are still employed.

Administrative Expenses

Investment advisory fees for portfolio management are paid directly from fund earnings; they are included in the fund expense ratio.  Fees for specific services may be paid by employees.  During 2005, $2,200 was paid by employees for loan processing and maintenance.  In addition, former employees who choose to keep their funds in the Plan paid a quarterly administrative fee as charged by Vanguard.  All other Plan expenses are paid by the Company.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair value.  Shares of registered investment companies are valued at net asset value which represents the fair value of shares held by the Plan at year end.  The Company stock fund is valued at its year end unit closing price (comprised of year end market price of Company stock plus uninvested cash position).  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

3.    Investments

Investments that are 5 percent or more of the Plan’s net assets are as follows:

	December 31,
	2005	2004
Cephalon, Inc. Company Stock Fund	$12,047,044	$9,942,158
Vanguard Capital Opportunity Fund	7,048,048	5,700,813
Vanguard Windsor II Fund Investor Shares	6,178,744	4,326,541
Vanguard Morgan Growth Fund Investor Shares	6,104,927	5,173,821
Vanguard PRIMECAP Fund	5,656,071	4,274,947
Vanguard Prime Money Market Fund	5,541,406	4,170,832
Franklin Templeton Growth Fund, Class A	5,484,383	3,990,545
Vanguard 500 Index Fund Investor Shares	4,765,202	3,476,972
Vanguard Total Bond Market Index Fund*	4,438,704	3,459,218
Vanguard Explorer Fund*	4,358,219	3,619,487

*5 percent or more of the Plan’s net assets in 2004

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Mutual funds	$2,123,767	$4,499,018
Cephalon, Inc. Company Stock Fund	2,567,137	583,680
Net appreciation	$4,690,904	$5,082,698

4.     Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to change, amend or terminate the Plan, subject to the provisions of ERISA.

5.              Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the plan sponsor by letter dated September 18, 1995, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since its inception and received a favorable determination letter from the IRS on February 25, 2004 for the amendments.  The Plan has been amended since receiving the favorable determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

6.    Related Party Transactions

Certain Plan investments are shares of mutual funds managed by The Vanguard Group.  The Vanguard Group is an affiliate of Vanguard Fiduciary Trust Company (“VFTC”), the trustee of the Plan.  Therefore, transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

The Plan invests in Common Stock of the Company and transactions in the Common Stock are exempt related party transactions. During the years ended December 31, 2005 and 2004, the Plan purchased shares of the Common Stock having values of $989,688 and $791,099, respectively, and sold shares of the Common Stock having values of $1,450,668 and $1,773,578, respectively.  Loans to participants also qualify as exempt party-in-interest transactions.

7.   Risks and Uncertainties

The Plan provides for various investment options in any combination of certain mutual funds and Company Stock. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risk. Due to the level of the risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

8.    Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to the Form 5500:

Net assets available for benefits per the financial statements	$94,249,837
Less: Deemed distributions	(1,532)
Net assets available for benefits per the Form 5500	$94,248,305

Deemed distributions are loans that are deemed uncollectible and treated as a payment of benefits.

Cephalon, Inc.	Plan Number 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	E.I.N. 23-2484489
As of December 31, 2005

Identity of Issue:	Description of Investment	Current Value

Franklin Templeton Growth Fund, Class A	Registered Investment Company	$ 5,484,383
Royce Fund: Royce Premium Fund; Investment Class Shares	Registered Investment Company	4,691,018
Royce Total Return Fund-Financial Intermediary Shares	Registered Investment Company	3,296,216
T Rowe Price Mid-Cap Value Fund	Registered Investment Company	1,590,212
*Vanguard 500 Index Fund Investor Shares	Registered Investment Company	4,765,202
*Vanguard Asset Allocation Fund	Registered Investment Company	1,335,065
*Vanguard Capital Opportunity Fund	Registered Investment Company	7,048,048
*Vanguard Equity Income Fund	Registered Investment Company	1,987,578
*Vanguard Explorer Fund	Registered Investment Company	4,358,219
*Vanguard Growth and Income Fund Investor Shares	Registered Investment Company	3,318,696
*Vanguard Intermediate-Term Treasury Fund Investor Shares	Registered Investment Company	3,178,563
*Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	384,704
*Vanguard LifeStrategy Growth Fund	Registered Investment Company	2,407,446
*Vanguard LifeStrategy Income Fund	Registered Investment Company	523,490
*Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	1,615,828
*Vanguard Morgan Growth Fund Investor Shares	Registered Investment Company	6,104,927
*Vanguard PRIMECAP Fund	Registered Investment Company	5,656,071
*Vanguard Prime Money Market Fund	Registered Investment Company	5,541,406
*Vanguard Strategic Equity Fund	Registered Investment Company	3,130,954
*Vanguard Total Bond Market Index Fund	Registered Investment Company	4,438,704
*Vanguard Wellington Fund Investor Shares	Registered Investment Company	2,500,179
*Vanguard Windsor II Fund Investor Shares	Registered Investment Company	6,178,744
*Vanguard Brokerage Option	Self-Directed Brokerage Fund Option	165,722
*Cephalon, Inc. Company Stock Fund	Company Stock Fund	12,047,044
*Participant Loan Fund	Loans maturing at various dates through May, 2035 with interest rates: 5.0% to 9.5%	1,266,309
		$ 93,014,728

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administers the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CEPHALON, INC. 401(k) PROFIT SHARING PLAN

Date: June 26, 2006	By:	/s/ CARL A. SAVINI
Carl A. Savini
Executive Vice President and Chief Administrative Officer
Cephalon, Inc.
(Plan Administrator)

EXHIBIT INDEX

Exhibit
Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm